STATEMENTS

Exhibit 99.2

Condensed Consolidated Balance Sheets

(CDN$ thousands) unaudited	Note	March 31, 2020	December 31, 2019
Assets			
Current Assets			
Cash and cash equivalents		$ 142,076	$ 151,649
Accounts receivable	4	123,527	176,119
Income tax receivable	14	15,085	27,770
Derivative financial assets	16	108,389	10,570
Other current assets		3,397	2,990
		392,474	369,098
Property, plant and equipment:			
Oil and natural gas properties (full cost method)	5	1,743,436	1,547,362
Other capital assets, net	5	19,000	20,244
Property, plant and equipment		1,762,436	1,567,606
Right-of-use assets	10	46,582	48,729
Goodwill		210,026	194,015
Deferred income tax asset	14	272,988	372,502
Income tax receivable	14	—	13,852
Total Assets		$ 2,684,506	$ 2,565,802
Liabilities			
Current liabilities			
Accounts payable	7	$ 278,325	$ 291,540
Dividends payable		2,226	2,217
Current portion of long-term debt	8	114,746	105,998
Derivative financial liabilities	16	4,125	2,734
Current portion of lease liabilities	10	17,596	17,541
		417,018	420,030
Long-term debt	8	541,950	500,635
Asset retirement obligation	9	146,074	138,049
Lease liabilities	10	33,760	35,530
		721,784	674,214
Total Liabilities		1,138,802	1,094,244
Shareholders' Equity			
Share capital – authorized unlimited common shares, no par value			
Issued and outstanding: March 31, 2020 – 223 million shares			
December 31, 2019 – 222 million shares	15	3,097,187	3,088,094
Paid-in capital		44,430	59,490
Accumulated deficit		(1,985,964)	(1,984,365)
Accumulated other comprehensive income/(loss)		390,051	308,339
		1,545,704	1,471,558
Total Liabilities & Shareholders' Equity		$ 2,684,506	$ 2,565,802

Commitments and Contingencies   17

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

(CDN$ thousands, except per share amounts) unaudited	Note	Three months ended March 31, 2020	2019
Revenues			
Oil and natural gas sales, net of royalties	11	$ 228,127	$ 287,452
Commodity derivative instruments gain/(loss)	16	131,341	(84,867)
		359,468	202,585
Expenses			
Operating		79,020	69,793
Transportation		35,329	31,291
Production taxes		15,444	14,615
General and administrative	12	19,185	21,710
Depletion, depreciation and accretion		95,192	75,911
Interest		8,911	8,393
Foreign exchange (gain)/loss	13	(5,637)	(12,026)
Other expense/(income)		(229)	(2,862)
		247,215	206,825
Income/(Loss) before taxes		112,253	(4,240)
Current income tax expense/(recovery)	14	27	(5,530)
Deferred income tax expense/(recovery)	14	109,350	(17,868)
Net Income/(Loss)		$ 2,876	$ 19,158
Other Comprehensive Income/(Loss)			
Unrealized gain/(loss) on foreign currency translation		131,774	(36,356)
Foreign exchange gain/(loss) on net investment hedge with U.S. denominated debt	3, 16	(50,062)	—
Total Comprehensive Income/(Loss)		$ 84,588	$ (17,198)
Net income/(Loss) per share			
Basic	15	$ 0.01	$ 0.08
Diluted	15	$ 0.01	$ 0.08

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Changes in Shareholders' Equity

(CDN$ thousands) unaudited	Three months ended March 31,			
		2020		2019
Share Capital				
Balance, beginning of period	$	3,088,094	$	3,337,608
Purchase of common shares under Normal Course Issuer Bid		(4,731)		(24,159)
Share-based compensation – treasury settled		13,824		4,406
Balance, end of period	$	3,097,187	$	3,317,855
Paid-in Capital				
Balance, beginning of period	$	59,490	$	46,524
Share-based compensation – cash settled (tax withholding)		(7,232)		(4,952)
Share-based compensation – treasury settled		(13,824)		(4,406)
Share-based compensation – non-cash		5,996		8,043
Balance, end of period	$	44,430	$	45,209
Accumulated Deficit				
Balance, beginning of period	$	(1,984,365)	$	(1,772,084)
Purchase of common shares under Normal Course Issuer Bid		2,195		4,331
Net income/(loss)		2,876		19,158
Dividends declared ($0.01 per share)		(6,670)		(7,162)
Balance, end of period	$	(1,985,964)	$	(1,755,757)
Accumulated Other Comprehensive Income/(Loss)				
Balance, beginning of period	$	308,339	$	388,941
Unrealized gain/(loss) on foreign currency translation		131,774		(36,356)
Foreign exchange gain/(loss) on net investment hedge with U.S. denominated debt		(50,062)		—
Balance, end of period	$	390,051	$	352,585
Total Shareholders' Equity	$	1,545,704	$	1,959,892

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Cash Flows

(CDN$ thousands) unaudited	Note	Three months ended March 31, 2020	2019
Operating Activities			
Net income/(loss)		$ 2,876	$ 19,158
Non-cash items add/(deduct):			
Depletion, depreciation and accretion		95,192	75,911
Changes in fair value of derivative instruments	16	(96,428)	95,328
Deferred income tax expense/(recovery)	14	109,350	(17,868)
Foreign exchange (gain)/loss on debt and working capital	13, 16	(2,415)	(17,104)
Share-based compensation and general and administrative	12,15	7,755	8,134
Translation of U.S. dollar cash held in Canada	13	(3,103)	5,196
Asset retirement obligation expenditures	9	(10,794)	(5,390)
Changes in non-cash operating working capital	18	20,306	(54,414)
Cash flow from/(used in) operating activities		122,739	108,951
Financing Activities			
Purchase of common shares under Normal Course Issuer Bid	15	(2,536)	(19,828)
Share-based compensation – cash settled (tax withholding)	15	(7,232)	(4,952)
Dividends	15,18	(6,661)	(7,174)
Cash flow from/(used in) financing activities		(16,429)	(31,954)
Investing Activities			
Capital and office expenditures	18	(129,342)	(111,795)
Property and land acquisitions		(2,256)	(2,981)
Property divestments		5,578	422
Cash flow from/(used in) investing activities		(126,020)	(114,354)
Effect of exchange rate changes on cash and cash equivalents		10,137	(6,974)
Change in cash and cash equivalents		(9,573)	(44,331)
Cash and cash equivalents, beginning of period		151,649	363,327
Cash and cash equivalents, end of period		$ 142,076	$ 318,996

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Notes to Condensed Consolidated Financial Statements
(unaudited)

1) REPORTING ENTITY

These interim Condensed Consolidated Financial Statements ("interim Consolidated Financial Statements") and notes present the financial position and results of Enerplus Corporation ("the Company" or "Enerplus") including its Canadian and U.S. subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus' head office is located in Calgary, Alberta, Canada.

2) BASIS OF PREPARATION

Enerplus' interim Consolidated Financial Statements present its results of operations and financial position under accounting principles generally accepted in the United States of America ("U.S. GAAP") for the three months ended March 31, 2020 and the 2019 comparative periods. Certain information and notes normally included with the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with Enerplus' annual audited Consolidated Financial Statements as of December 31, 2019.

These unaudited interim Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented.

i. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. Actual results could differ from these estimates, and changes in estimates are recorded when known. Significant estimates made by management include: oil and natural gas reserves and related present value of future cash flows, depreciation, depletion and accretion ("DD&A"), impairment of property, plant and equipment, asset retirement obligations, income taxes, ability to realize deferred income tax assets, impairment assessments of goodwill and the fair value of derivative instruments. Enerplus uses the most current information available and exercises judgment in making these estimates and assumptions.

In early March 2020, the World Health Organization declared the coronavirus ("COVID-19") outbreak a pandemic. Responses to the spread of COVID-19 have resulted in a challenging economic climate, with more volatile commodity prices and foreign exchange rates, and a decline in long-term interest rates. It is difficult to reliably estimate the length or severity of these developments and their financial impact. The impacts of the economic downturn to Enerplus have been considered in management's estimates described above at March 31, 2020; however, estimates made during this period of extreme volatility are subject to a higher level of uncertainty and as a result, there may be a further prospective material impact in future periods.

3) ACCOUNTING POLICY CHANGES

Recently adopted accounting standards

a) Hedge Accounting

Effective January 1, 2020, the Company adopted hedge accounting in order to mitigate the foreign currency exposure related to its net investment in its U.S. subsidiary. The Company may designate certain U.S. dollar denominated debt as a hedge of its net investment in foreign operations for which the U.S. dollar is the functional currency. To be accounted for as a hedge, the U.S. dollar denominated debt must be designated an effective hedge, both at inception and on an ongoing basis. The required hedge documentation defines the relationship between the U.S. dollar denominated debt and the net investment in the U.S. subsidiary, as well as the Company's risk management objective and strategy for undertaking the hedging transaction. The Company formally assesses, both at inception and on an ongoing basis, whether the changes in fair value of the U.S. dollar denominated debt are highly effective in offsetting changes in fair value of the net investment in the U.S. subsidiary. The unrealized foreign exchange gains and losses arising from the translation of the debt are recorded in Other Comprehensive Income/(Loss), net of tax, and are limited to the translation gain or loss on the net investment.

A reduction in the fair value of the net investment in the U.S. subsidiary or increase in the U.S. dollar denominated debt may result in a portion of the hedge becoming ineffective. If the hedging relationship ceases to be effective or is terminated, hedge accounting is not applied and subsequent gains or losses are recorded through net income/(loss).

b) Impairment of Financial Instruments

Enerplus adopted *ASC 326 – Financial Instruments – Credit Losses* effective January 1, 2020 using the modified retrospective method, with the cumulative effect on comparative periods reflected as an adjustment to retained earnings, if applicable. The adoption of the standard had no impact on the interim Consolidated Financial Statements, with the exception of the revised disclosures which are detailed in Note 16. As a result of this adoption, Enerplus has revised its accounting policy for financial instruments as follows:

The Company has adopted the current expected credit loss model for its accounts receivable, which requires the use of a lifetime expected loss provision. In making an assessment as to whether financial assets are credit-impaired, the Company considers: (i) historically realized bad debts; (ii) a counterparty's present financial condition and whether a counterparty has breached certain contracts; (iii) the probability that a counterparty will enter bankruptcy or other financial reorganization; (iv) changes in economic conditions that correlate to increased levels of default; and (v) the term to maturity of the specified receivable. The carrying amounts of receivables are reduced by the amount of the expected credit loss through an allowance account and losses are recognized within general and administrative expense in the Consolidated Statement of Income/(Loss). If the Company subsequently determines an account is uncollectible the account is written off with a corresponding charge to the allowance account.

c) Goodwill

Enerplus adopted ASU 2017-04, *Intangibles – Goodwill and Other: Simplifying the Test for Goodwill Impairment (Topic 350)* effective January 1, 2020 using the prospective method. The amended standard simplifies the goodwill impairment test. As a result of this adoption, Enerplus has revised its accounting policy for goodwill as follows:

Goodwill is assessed for impairment annually or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Enerplus first performs a qualitative assessment to determine whether events or changes in circumstances indicate that goodwill may be impaired. If it is more likely than not that the fair value of the reporting unit is less than its carrying value, quantitative impairment tests are performed. If the carrying value of the reporting unit exceeds its fair value, goodwill is written down to the reporting unit's fair value, with an offsetting charge to earnings in the Consolidated Statements of Income/(Loss). The loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

4) ACCOUNTS RECEIVABLE

($ thousands)		March 31, 2020		December 31, 2019
Accrued revenue	$	96,436	$	142,048
Accounts receivable – trade		30,853		37,736
Allowance for doubtful accounts		(3,762)		(3,665)
Total accounts receivable, net of allowance for doubtful accounts	$	123,527	$	176,119

5) PROPERTY, PLANT AND EQUIPMENT ("PP&E")

As of March 31, 2020 ($ thousands)		Cost		Accumulated Depletion, Depreciation, and Impairment		Net Book Value
Oil and natural gas properties[1]	$	15,864,102	$	(14,120,666)	$	1,743,436
Other capital assets		126,151		(107,151)		19,000
Total PP&E	$	15,990,253	$	(14,227,817)	$	1,762,436

As of December 31, 2019 ($ thousands)		Cost		Accumulated Depletion, Depreciation, and Impairment		Net Book Value
Oil and natural gas properties[1]	$	15,088,724	$	(13,541,362)	$	1,547,362
Other capital assets		125,265		(105,021)		20,244
Total PP&E	$	15,213,989	$	(13,646,383)	$	1,567,606

[1] All of the Company's unproved properties are included in the full cost pool.

6) IMPAIRMENT

a) Impairment of PP&E

There was no impairment recorded for the three months ended March 31, 2020 and 2019. Enerplus expects the twelve month trailing prices to decline further in 2020, impacting the ceiling value and increasing the risk of future PP&E impairment.

The following table outlines the 12-month average trailing benchmark prices and exchange rates used in Enerplus' ceiling tests from March 31, 2019 through March 31, 2020:

Period	WTI Crude Oil US$/bbl	Edm Light Crude CDN$/bbl	U.S. Henry Hub Gas US$/Mcf	Exchange Rate US$/CDN$
Q1 2020	$ 55.96	$ 66.42	$ 2.30	1.33
Q4 2019	55.85	66.73	2.58	1.33
Q3 2019	57.77	62.79	2.83	1.33
Q2 2019	61.38	66.07	3.02	1.32
Q1 2019	63.00	67.30	3.07	1.32

b) Impairment of Goodwill

At March 31, 2020, Enerplus identified indicators of goodwill impairment in the form of deteriorating macroeconomic conditions both in relation to the COVID-19 pandemic and a decline in commodity prices. Enerplus performed a quantitative test that utilized the discounted after-tax cash flows associated with the proved and probable reserves at forecast prices and costs of the U.S. reporting unit. As a result of this assessment, the Company concluded that the carrying value of the reporting unit did not exceed its fair value. There was no goodwill impairment for the three months ended March 31, 2020 (December 31, 2019 - $451.1 million for the Canadian reporting unit). There is a risk of future goodwill impairment if forecast commodity prices continue to weaken, there is a downward revision to reserves, or additional adverse changes reduce the underlying cash flows used to estimate the fair value of the reporting unit. At March 31, 2020, goodwill consisted of $210.0 million related to Enerplus' U.S. reporting unit.

7) ACCOUNTS PAYABLE

($ thousands)	March 31, 2020	December 31, 2019
Accrued payables	$ 129,809	$ 105,928
Accounts payable – trade	148,516	185,612
Total accounts payable	$ 278,325	$ 291,540

8) DEBT

($ thousands)	March 31, 2020	December 31, 2019
Current:		
Senior notes	$ 114,746	$ 105,998
Long-term:		
Bank credit facility	—	—
Senior notes	541,950	500,635
Total debt	$ 656,696	$ 606,633

The terms and rates of the Company's outstanding senior notes are provided below:

Issue Date	Interest Payment Dates	Principal Repayment	Coupon Rate	Original Principal ($ thousands)	Remaining Principal ($ thousands)	CDN$ Carrying Value ($ thousands)
September 3, 2014	March 3 and Sept 3	5 equal annual installments beginning September 3, 2022	3.79%	US$200,000	US$105,000	$ 147,651
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2022	4.40%	US$20,000	US$20,000	28,124
May 15, 2012	May 15 and Nov 15	5 equal annual installments beginning May 15, 2020	4.40%	US$355,000	US$298,000	419,048
June 18, 2009	June 18 and Dec 18	2 equal annual installments on June 18, 2020 and 2021	7.97%	US$225,000	US$44,000	61,873
					Total carrying value	$ 656,696

9) ASSET RETIREMENT OBLIGATION

($ thousands)	March 31, 2020	December 31, 2019
Balance, beginning of year	$ 138,049	$ 126,112
Change in estimates	15,326	23,362
Property acquisitions and development activity	1,838	2,068
Divestments	(47)	(2,760)
Settlements	(10,794)	(16,715)
Accretion expense	1,702	5,982
Balance, end of period	$ 146,074	$ 138,049

Enerplus has estimated the present value of its asset retirement obligation to be $146.1 million at March 31, 2020 based on a total undiscounted liability of $359.3 million (December 31, 2019 – $138.0 million and $344.7 million, respectively). The asset retirement obligation was calculated using a weighted average credit-adjusted risk-free rate of 5.35% (December 31, 2019 – 5.50%).

10) LEASES

The Company incurs lease payments related to office space, drilling rig commitments, vehicles and other equipment. Leases are entered into and exited in coordination with specific business requirements which include the assessment of the appropriate durations for the related leased assets. Short-term leases with a lease term of 12 months or less are not recorded on the Consolidated Balance Sheet. Such items are charged to operating expenses and general and administrative expenses in the Consolidated Statement of Income/(Loss), unless the costs are included in the carrying amount of another asset in accordance with other U.S. GAAP.

($ thousands)	March 31, 2020	December 31, 2019
Assets		
Operating right-of-use assets	$ 46,582	$ 48,729
Liabilities		
Current operating lease liabilities	$ 17,596	$ 17,541
Non-current operating lease liabilities	33,760	35,530
Total lease liabilities	$ 51,356	$ 53,071
Weighted average remaining lease term (years)		
Operating leases	4.1	4.3
Weighted average discount rate		
Operating leases	4.1%	4.1%

The components of lease expense for the three months ended March 31, 2020 are as follows:

	Three months ended March 31,	
($ thousands)	2020	2019
Operating lease cost	$ 5,132	$ 4,593
Variable lease cost	317	285
Short-term lease cost	5,285	4,121
Sublease income	(293)	(244)
Total	$ 10,441	$ 8,755

Maturities of lease liabilities, all of which are classified as operating leases at March 31, 2020 are as follows:

($ thousands)	Operating Leases
2020	$ 15,542
2021	14,938
2022	7,996
2023	6,897
2024	6,304
After 2025	4,308
Total lease payments	$ 55,985
Less imputed interest	(4,629)
Total discounted lease payments	$ 51,356
Current portion of lease liabilities	$ 17,596
Non-current portion of lease liabilities	$ 33,760

Supplemental information related to leases is as follows:

	Three months ended March 31,	
($ thousands)	2020	2019
Cash amounts paid to settle lease liabilities:		
Operating cash flow used for operating leases	$ 4,929	$ 4,506
Right-of-use assets obtained in exchange for lease obligations:		
Operating leases	$ 523	$ 18,863

11) OIL AND NATURAL GAS SALES

	Three months ended March 31,	
($ thousands)	2020	2019
Oil and natural gas sales	$ 285,598	$ 356,376
Royalties[1]	(57,471)	(68,924)
Oil and natural gas sales, net of royalties	$ 228,127	$ 287,452

(1) Royalties above do not include production taxes which are reported separately on the Condensed Consolidated Statements of Income/(Loss).

Oil and natural gas revenue by country and by product for the three months ended March 31, 2020 and 2019 are as follows:

Three months ended March 31, 2020 ($ thousands)	Total revenue, net of royalties[1]	Crude oil[2]	Natural gas[2]	Natural gas liquids[2]	Other[3]
Canada	$ 27,091	$ 21,989	$ 3,388	$ 1,094	$ 620
United States	201,036	159,765	37,466	3,750	55
Total	$ 228,127	$ 181,754	$ 40,854	$ 4,844	$ 675

Three months ended March 31, 2019 ($ thousands)	Total revenue, net of royalties[1]	Crude oil[2]	Natural gas[2]	Natural gas liquids[2]	Other[3]
Canada	$ 52,895	$ 39,417	$ 10,367	$ 2,486	$ 625
United States	234,557	157,841	73,157	3,559	—
Total	$ 287,452	$ 197,258	$ 83,524	$ 6,045	$ 625

(1) Royalties above do not include production taxes which are reported separately on the Condensed Consolidated Statements of Income/(Loss).
(2) U.S. sales of crude oil and natural gas relate primarily to the Company's North Dakota and Marcellus properties, respectively. Canadian crude oil sales relate primarily to the Company's waterflood properties.
(3) Includes third party processing income.

12) GENERAL AND ADMINISTRATIVE EXPENSE

	Three months ended March 31,	
($ thousands)	2020	2019
General and administrative expense	$ 12,335	$ 12,431
Share-based compensation expense	6,850	9,279
General and administrative expense[1]	$ 19,185	$ 21,710

(1) Includes cash and non-cash amounts.

13) FOREIGN EXCHANGE

	Three months ended March 31,	
($ thousands)	2020	2019
Realized:		
Foreign exchange (gain)/loss	$ (119)	$ (118)
Translation of U.S. dollar cash held in Canada (gain)/loss	(3,103)	5,196
Unrealized:		
Translation of U.S. dollar debt and working capital (gain)/loss	(2,415)	(17,104)
Foreign exchange (gain)/loss	$ (5,637)	$ (12,026)

Effective January 1, 2020, the Company elected to apply net investment hedge accounting. Any unrealized foreign exchange gain or loss recorded on certain U.S. dollar denominated debt held in Canada after adoption has been reflected in Other Comprehensive Income/(Loss) on the Consolidated Statements of Income/(Loss). See Note 3 for further details.

14) INCOME TAXES

	Three months ended March 31,	
($ thousands)	2020	2019
Current tax		
United States	$ 27	$ (5,530)
Current tax expense/(recovery)	27	(5,530)
Deferred tax		
Canada	$ 124,481	$ (29,559)
United States	(15,131)	11,691
Deferred tax expense/(recovery)	109,350	(17,868)
Income tax expense/(recovery)	$ 109,377	$ (23,398)

The difference between the expected income taxes based on the statutory income tax rate and the effective income taxes for the current and prior period is impacted by the following: expected annual earnings, recognition or reversal of valuation allowance, foreign rate differentials for foreign operations, statutory and other rate differentials, non-taxable portions of capital gains and losses, and share-based compensation.

Each period, Enerplus assesses the recoverability of its deferred tax assets to determine whether it is more likely than not all or a portion of its deferred tax assets will not be realized. In making that assessment, the Company considers available positive and negative evidence including future taxable income and reversing existing temporary differences. Enerplus has concluded that it is more likely than not that a portion of its Canadian deferred income tax assets will not be realized and has recorded a valuation allowance of $93.6 million for the period ending March 31, 2020 (December 31, 2019 - $13.9 million). No valuation allowance was recorded against the Company's U.S. deferred income tax assets. This assessment is primarily the result of projecting future taxable income using total proved and probable reserves at forecast average prices and costs. There is risk of further valuation allowance in future periods if commodity prices continue to weaken or other evidence indicates that more of the Company's deferred income tax assets will not be realized. After recording the valuation allowance, the Company's overall net deferred income tax asset was $273.0 million as at March 31, 2020 (December 31, 2019 - $372.5 million).

At March 31, 2020, $14.9 million of the current income tax receivable related to a portion of the U.S. Alternative Minimum Tax refund (December 31, 2019 - $27.8 million).

15) SHAREHOLDERS' EQUITY

a) Share Capital

Authorized unlimited number of common shares issued: (thousands)	Three months ended March 31, 2020		Year ended December 31, 2019	
	Shares	Amount	Shares	Amount
Balance, beginning of year	221,744	$ 3,088,094	239,411	$ 3,337,608
Issued/(Purchased) for cash:				
Purchase of common shares under Normal Course Issuer Bid	(340)	(4,731)	(18,231)	(253,920)
Non-cash:				
Share-based compensation – settled[1]	1,160	13,824	564	4,406
Balance, end of period	222,564	$ 3,097,187	221,744	$ 3,088,094

(1)　The amount of shares issued on LTI settlement is net of employee withholding taxes.

Dividends declared to shareholders for the three months ended March 31, 2020 were $6.7 million (2019 – $7.2 million).

Enerplus' Normal Course Issuer Bid ("NCIB") expired on March 25, 2020. The Company chose not to renew the NCIB upon expiry in order to conserve capital and preserve its liquidity; however, Enerplus plans to renew its NCIB in due course and recommence its share repurchase program when market conditions improve. All repurchases were made in accordance with the NCIB at prevailing market prices plus brokerage fees, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to accumulated deficit.

During the three months ended March 31, 2020, the Company repurchased 340,434 common shares under the NCIB at an average price of $7.44 per share, for total consideration of $2.5 million. Of the amount paid, $4.7 million was charged to share capital and $2.2 million was credited to accumulated deficit.

During the three months ended March 31, 2019, the Company repurchased 1,732,038 common shares under the NCIB at an average price of $11.43 per share, for total consideration of $19.8 million. Of the amount paid, $24.1 million was charged to share capital and $4.3 million was credited to accumulated deficit.

b) Share-based Compensation

The following table summarizes Enerplus' share-based compensation expense, which is included in General and Administrative expense on the Condensed Consolidated Statements of Income/(Loss):

($ thousands)	Three months ended March 31,	
	2020	2019
Cash:		
Long-term incentive plans (recovery)/expense	$ (2,747)	$ 1,337
Non-cash:		
Long-term incentive plans	7,689	8,043
Equity swap (gain)/loss	1,908	(101)
Share-based compensation expense	$ 6,850	$ 9,279

i) Long-term Incentive ("LTI") Plans

The following table summarizes the Performance Share Unit ("PSU"), Restricted Share Unit ("RSU") and Director Deferred Share Unit ("DSU") and RSU Plan activity for the three months ended March 31, 2020:

(thousands of units)	Cash-settled LTI plans	Equity-settled LTI plans		Total
	Director Plans	PSU[1]	RSU	
Balance, beginning of year	422	2,139	1,531	4,092
Granted	121	1,131	1,079	2,331
Vested	—	(652)	(741)	(1,393)
Forfeited	—	—	(18)	(18)
Balance, end of period	543	2,618	1,851	5,012

(1)　Based on underlying awards before any effect of the performance multiplier.

Cash-settled LTI Plans

For the three months ended March 31, 2020, the Company recorded a cash share-based compensation recovery of $2.7 million (March 31, 2019 – expense of $1.3 million).

As of March 31, 2020, a liability of $1.1 million (December 31, 2019 – $3.9 million) with respect to the Director DSU and RSU plans has been recorded to Accounts Payable on the Condensed Consolidated Balance Sheets.

Equity-settled LTI Plans

The following table summarizes the cumulative share-based compensation expense recognized to-date, which is recorded to Paid-in Capital on the Condensed Consolidated Balance Sheets. Unrecognized amounts will be recorded to non-cash share-based compensation expense over the remaining vesting terms.

At March 31, 2020 ($ thousands, except for years)	PSU[1]		RSU		Total
Cumulative recognized share-based compensation expense	$	18,268	$	7,595	$	25,863
Unrecognized share-based compensation expense		17,206		12,133		29,339
Fair value	$	35,474	$	19,728	$	55,202
Weighted-average remaining contractual term (years)		2.1		1.8	

[1] Includes estimated performance multipliers.

The Company directly withholds shares on PSU and RSU settlements for tax-withholding purposes. For the three months ended March 31, 2020, $7.2 million (2019 – $5.0 million) in cash withholding taxes were paid.

ii) Stock Option Plan

At March 31, 2020 all stock options are fully vested and any related non-cash share-based compensation expense has been fully recognized. All remaining outstanding stock options expired in March 2020.

The following table summarizes the stock option plan activity for the three months ended March 31, 2020:

	Number of Options (thousands)	Weighted Average Exercise Price
Options outstanding, beginning of year	2,107	$ 14.24
Forfeited	(8)	14.85
Expired	(2,099)	14.24
Options outstanding, end of period	—	$ —

c) Basic and Diluted Net Income/(Loss) Per Share

Net income/(loss) per share has been determined as follows:

	Three months ended March 31,	
(thousands, except per share amounts)	2020	2019
Net income/(loss)	$ 2,876	$ 19,158
Weighted average shares outstanding – Basic	222,357	238,922
Dilutive impact of share-based compensation	943	2,376
Weighted average shares outstanding – Diluted	223,300	241,298
Net income/(loss) per share		
Basic	$ 0.01	$ 0.08
Diluted	$ 0.01	$ 0.08

16) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair Value Measurements

At March 31, 2020, the carrying value of cash, accounts receivable, accounts payable, and dividends payable approximated their fair value due to the short-term maturity of the instruments.

At March 31, 2020, the senior notes had a carrying value of $656.7 million and a fair value of $651.0 million (December 31, 2019 – $606.6 million and $613.8 million, respectively).

The fair value of derivative contracts and senior notes are considered level 2 fair value measurements. There were no transfers between fair value hierarchy levels during the period.

b) Derivative Financial Instruments

The derivative financial assets and liabilities on the Condensed Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

The following table summarizes the change in fair value for the three months ended March 31, 2020 and 2019:

| | Three months ended March 31, | | Income Statement |
Gain/(Loss) ($ thousands)	2020	2019	Presentation
Equity Swaps	$ (1,908)	$ 101	G&A expense
Commodity Derivative Instruments:			
Oil	98,336	(86,929)	Commodity derivative
Gas	—	(8,500)	instruments
Total	$ 96,428	$ (95,328)	

The following table summarizes the effects of Enerplus' commodity derivative instruments on the Condensed Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss):

| | Three months ended March 31, | |
($ thousands)	2020	2019
Change in fair value gain/(loss)	$ 98,336	$ (95,429)
Net realized cash gain/(loss)	33,005	10,562
Commodity derivative instruments gain/(loss)	$ 131,341	$ (84,867)

The following table summarizes the fair values of derivative financial instruments at the respective period ends:

| | March 31, 2020 | | December 31, 2019 | |
| | Assets | Liabilities | Assets | Liabilities |
($ thousands)	Current	Current	Current	Current
Equity Swaps	$ —	$ 4,125	$ —	$ 2,217
Commodity Derivative Instruments:				
Oil	108,389	—	10,570	517
Total	$ 108,389	$ 4,125	$ 10,570	$ 2,734

c) Risk Management

i) Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivatives and physical delivery sales contracts. Enerplus' policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes, net of royalties and production taxes.

The following tables summarize the Company's price risk management positions at May 7, 2020:

Crude Oil Instruments:

Instrument Type[1][2]	bbls/day	US$/bbl
Apr 1, 2020 – Jun 30, 2020		
WTI Swap	9,500	57.37
WTI Purchased Put	16,000	57.50
WTI Sold Put	16,000	46.88
WTI – Brent Swap (Purchase)	4,400	(8.03)
WTI – Brent Swap (Sale)	4,400	(3.98)

Jul 1, 2020 – Sep 30, 2020

WTI Swap	7,000	36.02
WTI Purchased Put	21,000	57.20
WTI Sold Put	21,000	47.14
WTI Sold Call	5,000	65.00
WTI – Brent Swap (Purchase)	4,400	(8.03)

Oct 1, 2020 – Dec 31, 2020

WTI Purchased Put	21,000	57.20
WTI Sold Put	21,000	47.14
WTI Sold Call	5,000	65.00
WTI – Brent Swap (Purchase)	4,400	(8.03)

(1)   Transactions with a common term have been aggregated and presented at a weighted average price/bbl before premiums.
(2)   The total average deferred premium on outstanding hedges is US$1.67/bbl from April 1, 2020 to December 31, 2020.

Enerplus has fixed physical differential sales agreements for approximately 13,000 bbls/day in North Dakota at an estimated price of WTI less US$5.00/bbl for the remainder of 2020.

Foreign Exchange Risk:

Enerplus is exposed to foreign exchange risk in relation to its U.S. operations, U.S. dollar denominated senior notes, cash deposits and working capital. Additionally, Enerplus' crude oil sales and a portion of its natural gas sales are based on U.S. dollar indices. To mitigate exposure to fluctuations in foreign exchange, Enerplus may enter into foreign exchange derivatives. At March 31, 2020, Enerplus did not have any foreign exchange derivatives outstanding.

Enerplus may designate certain U.S. dollar denominated debt as a hedge of its net investment in foreign operations for which the U.S. dollar is the functional currency. The unrealized foreign exchange gains and losses arising from the translation of the debt are recorded in Other Comprehensive Income/(Loss), net of tax, and are limited to the translation gain or loss on the net investment. At March 31, 2020, Enerplus designated all of its US$467 million senior notes as a hedge of the Company's net investment in its U.S. subsidiary. For the three months ended March 31, 2020, Enerplus recorded a $50.1 million loss, net of tax of nil, on its net investment hedge.

Interest Rate Risk:

At March 31, 2020, all of Enerplus' debt was based on fixed interest rates and Enerplus had no interest rate derivatives outstanding.

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its long-term incentive plans detailed in Note 15. Enerplus has entered into various equity swaps maturing in 2020 that effectively fix the future settlement cost on a portion of its cash settled LTI plans.

ii) Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables. Enerplus has appropriate policies and procedures in place to manage its credit risk; however, given the recent rapid decline in commodity prices, Enerplus is subject to an increased risk of financial loss due to non-performance or insolvency of its counterparties.

Enerplus mitigates credit risk through credit management techniques including conducting financial assessments to establish and monitor counterparties' credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

Enerplus' maximum credit exposure at the balance sheet date consists of the carrying amount of its non-derivative financial assets and the fair value of its derivative financial assets. At March 31, 2020, approximately 80% of Enerplus' marketing receivables were with companies considered investment grade.

Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts of future payments or seeking other remedies including legal action. Enerplus' allowance for doubtful accounts balance at March 31, 2020 was $3.8 million (December 31, 2019 – $3.7 million).

iii) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt, net of cash and cash equivalents and share capital. Enerplus' objective is to provide adequate short and long term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, share repurchases, access to capital markets, and acquisition and divestment activity.

At March 31, 2020, Enerplus had $142.1 million in cash and cash equivalents and an undrawn US$600 million bank credit facility. The Company was in full compliance with all covenants under the bank credit facility and outstanding senior notes. Enerplus expects to manage its business within these financial ratios during 2020; however, current oil and gas prices have created a significant level of uncertainty which may challenge this expectation. If the Company exceeds or anticipates exceeding its covenants, the Company may be required to repay, refinance or renegotiate the terms of the debt.

17) COMMITMENTS AND CONTINGENCIES

As of the date of this report, there were no material changes to Enerplus' contractual obligations and commitments outside the ordinary course of business as reported in the Company's annual audited Consolidated Financial Statements as of December 31, 2019.

Enerplus is subject to various legal claims and actions arising in the normal course of business. Although the outcome of such claims and actions cannot be predicted with certainty, the Company does not expect these matters to have a material impact on the Consolidated Financial Statements. In instances where the Company determines that a loss is probable and the amount can be reasonably estimated, an accrual is recorded.

18) SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in Non-Cash Operating Working Capital

	Three months ended March 31,	
($ thousands)	2020	2019
Accounts receivable	$ 80,816	$ (14,179)
Other assets	(407)	(3,027)
Accounts payable	(60,103)	(37,208)
	$ 20,306	$ (54,414)

b) Changes in Other Non-Cash Working Capital

	Three months ended March 31,	
($ thousands)	2020	2019
Non-cash financing activities[1]	$ 9	$ (12)
Non-cash investing activities[2]	36,195	50,101

(1)   Relates to changes in dividends payable and included in dividends on the Condensed Consolidated Statements of Cash Flows.
(2)   Relates to changes in accounts payable for capital and office expenditures and included in capital and office expenditures on the Condensed Consolidated Statements of Cash Flows.

c) Other

	Three months ended March 31,	
($ thousands)	2020	2019
Income taxes paid/(received)	$ (30,167)	$ 64
Interest paid	3,287	3,259